AMENDMENT TO

SCHEDULE A

AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

THIS AMENDED SCHEDULE A lists the Operating Expense Limit for each Class of the Fund which are established pursuant to this Amended and Restated Expense Limitation Agreement dated August 15, 2025.

	CLASS A	CLASS D	CLASS I	CLASS IS	EFFECTIVE DATE	TERMINATION DATE
LINCOLN PARTNERS GROUP ROYALTY FUND	2.85%	2.50%	2.00%	2.25%	08/01/2026	08/01/2027

The parties hereto have caused this SCHEDULE A to be signed by their duly authorized officers as of June 11, 2026 and effective in accordance with the dates noted above.

LINCOLN FINANCIAL INVESTMENTS CORPORATION	LINCOLN PARTNER GROUP ROYALTY FUND

/s/ Gordon Huellmantel	/s/ James Hoffmayer
Name: Gordon Huellmantel	Name: James Hoffmayer
Title: Senior Vice President	Title: Vice President & Chief Accounting Officer